EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Supplementary Report - Approval to Opt Out of Class Action

Further to the Company's immediate report of July 6, 2014 and further to the description in the chapter containing a description of the Company's business affairs in its 2014 periodic report, regarding a claim and class action certification motion filed with the Haifa District Court against the Company on grounds that the Company does not enable existing customers to connect to its Internet infrastructure at the rates it offers new customers for the same service, the Company provides notification that on August 11, 2015, the court granted the petitioner leave to opt out of the class action certification motion without an order as to court expenses.

Immediate report - Class Action [the original report]

On July 6, 2014, the Company received a class action together with a certification motion that had been filed with the Haifa District Court against the Company. According to the plaintiff, who is a customer of the Company's internet services, the Company does not allow existing customers to connect to its Internet infrastructure at the same rates it offers to new customers for the same service. The plaintiff estimated the entire claim amount at up to NIS 144 million (based on personal damages of up to NIS 10 per month, calculated according to the difference between the price per existing customer and the price per new customer multiplied by the Company's 1.2 million existing customers over the course of one year). The Company is studying the claim and is unable, at the present stage, to evaluate the claim's likelihood of success.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.